UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF
SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

WORLDTRADESHOW.COM, INC.
(Name of small business issuer in its charter)

NEVADA	88-0355407

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3665 RUFFIN ROAD, SUITE 225, SAN DIEGO, CALIFORNIA 92123
(Address of principal executive offices) (Zip Code)

Issuer's telephone number:
(858) 292-9637

Securities registered under Section 12(b) of the Exchange Act: None
Securities registered under Section 12(g) of the Exchange Act:

Common Stock, $0.0001 par value per share

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Much of the discussion in this Item is “forward-looking” as that term is used in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Actual operations and results may materially differ from present plans and operations due to changes in economic conditions, new business opportunities, changed business conditions, and other developments.

The following are factors that could cause actual results or events to differ materially from those anticipated, and include, but are not limited to general economic, financial and business conditions, changes in and compliance with governmental laws and regulations, our ability to obtain additional financing from outside investors and / or bank and mezzanine lenders; and our ability to generate sufficient revenues to cover operating losses and position us to achieve positive cash flow.

Readers are cautioned not to place undue reliance on the forward-looking statements contained herein, which speak only as of the date hereof. We believe the information contained in this Form 10-SB to be accurate as of the date hereof. Changes may occur after that date. We will not update that information except as required by law in the normal course of its public disclosure practices.

Additionally, the following discussion regarding our financial condition and results of operations should be read in conjunction with the financial statements and related notes.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

BACKGROUND

Unless the context otherwise requires, the terms "we", "our" and "us" “WTS”refers to WorldTradeShow.com, Inc.

WorldTradeShow.com, Inc. (the “Company”) was originally formed on September 15, 1995 as Interactive Processing, Inc., a Nevada corporation, to market high-tech consumer electronics through television home-shopping networks, retail stores, catalog companies and their website remotecontrols.com. In March 1999, the Company changed its name to WorldTradeShow.com, Inc. During the same month, the Company acquired intellectual property rights to a database and business plan and significantly changed its business plan to develop tradeshow software and market both physical and virtual tradeshow space through the Company’s website. The Company has not yet commenced operations and therefore, is considered to be in the development stage.

Using the latest broadband technologies, the Company intends to deliver a real-time Virtual Tradeshow experience via the Internet. Its web portal contains a comprehensive database of updated tradeshows, conventions and expositions worldwide.

WorldTradeShow.com’s “Travel Booking Engine” will allow it to start receiving revenue through the reservations of Hotel rooms, Airline flights, Tee Times, and Limousines directed toward the Trade Show business.

Thus far, WorldTradeShow has prepared its business plan; designed and launched the FLASH Animation web page; and designed and launched the front-end web site (Alpha stage).

Management has focused its available resources on the development of the web site and the reservation engine that supports the WorldTradeShow business plan. Phase I of the development has been successfully started. Secondly, with the agreement in place with Business.com.vn and Hotels.com.VN, WTS has implemented a soft launch of the website to begin the marketing of Hotels, Tourism in the Country of Vietnam. Subsequent to the date of this report, the website became live and has started to collect minimal revenues.

Management has financed the growth of WorldTradeShow.com to date through loans from management, shareholders and the debt from its major vendor and majority shareholder, Hi-Tek Multimedia, Inc. ("Hi-Tek"). WorldTradeShow.com retained Hi-Tek to design, program, produce and implement the following:

•	Corporate and promotional web sites.
•	Initial module of the WorldTradeShow.com reservation engine.
•	Preliminary offline and online marketing plan, including designing and producing all supporting marketing and promotional materials (CD-ROM, media kit, web slide presentation and corporate literature).
•	Consult with the management of the company on an as needed basis.

Management proposes to launch our WorldTradeShow.com web portal in strategic phases. Phase I will begin with Hotel reservation sales in Vietnam and Mexico, Phase II in Asia, and Phase III in Latin America. Phase IV may be launched in North America.

MARKETING

WorldTradeShow.com proposes to use established traditional venues, as well as Internet channels to establish WorldTradeShow.com as an international online tradeshow "brand."

ADVERTISING. WorldTradeShow.com proposes to institute an aggressive print, billboard, television, radio, and event sponsorship campaign to attract both target markets and penetrate new markets in order to lead customers to its web site. Print media is proposed to include a variety of publications. Radio and televisions markets are anticipated to include both domestic and international markets. WorldTradeShow.com also proposes to exchange advertising space on the WorldTradeShow.com web site for space on other sites.

VIRAL MARKETING. WorldTradeShow.com proposes to brand its name worldwide using an innovative email technique. Viral marketing describes any strategy that encourages individuals to pass on a marketing message to others, creating the potential for exponential growth in the message's exposure and influence. Like viruses, such strategies take advantage of rapid multiplication to explode the message to thousands and possibly millions.

WORLDWIDE BANNER PLACEMENT. WorldTradeShow.com proposes to place hyper-linked advertising banners in highly visible locations on the World Wide Web for its target audience.

SEARCH ENGINE OPTIMIZATION. WorldTradeShow.com proposes to design its homepage into a multi-lingual format with country-specific indexes to attract potential visitors from other countries who use major search engines. The WorldTradeShow.com homepage would contain keywords in various languages so that search engines will place the WorldTradeShow.com. site at the top of the search engine listings when a search associated with trade shows or conventions is requested in other languages.

STRATEGIC LINKING. WorldTradeShow.com proposes to pursue strategic web site partnering to develop long-term traffic to WorldTradeShow.com.

INTERNET (CYBER) CAFES. Management believes that Internet (Cyber) cafes are emerging as one of the easiest and most convenient methods to use the Internet. These cafes have become a predominant alternative to home computers throughout North America and Europe. In Asia, these cafes are among the main outlets to the Internet. WorldTradeShow.com proposes to establish strategic alliances with these cafes to penetrate the Asian regions.

AFFILIATE PARTNER MARKETING PROGRAMS. WorldTradeShow.com proposes to use affiliate partner marketing programs to attract traffic to its website. A person or entity with a website signs up to be an affiliate of WorldTradeShow.com and then places a banner or text link on its site directing visitors to the WorldTradeShow.com site. As a visitor clicks-through, a cookie (a small text file containing the referring affiliate's identification number assigned by WorldTradeShow.com) will be placed on the visitor's browser. If the visitor purchases reservations from WorldTradeShow.com's website, the ordering system and affiliate's software work together to attach the referring affiliate's identification number held in the cookie to the sale and uses that information to credit the affiliate with the proper commission for the referral.

RESELLER PROGRAM. WorldTradeShow.com also proposes to use a reseller program for major established distribution networks to resell WorldTradeShow.com reservations through an existing large network of websites. The reseller program would be sold through WorldTradeShow.com's business development direct sales efforts to select distribution networks.

HOTELS.COM.VN. WorldTradeShow.com has a marketing agreement with Business.comVN to market Vietnam’s Largest Hotel Web Portal. There are expected up to 3,000 hotels to be listed plus over 200 tour companies to promote tourism in the Country of Vietnam. This agreement has the backing of the Vietnam Tourism Association (VITA), directly under Vietnam National Administration of Tourism (VNAT) with members including Vietnamese enterprises, commercial organizations and individuals in the travel/tourism industry based at No. 7 Dao Duy Anh, Dong Da, Hanoi, Vietnam.

BUSINESS.COM.VN and WorldTradeShow.com are developing an exclusive e-commerce global business platform to promote, market and sell products and services of qualified Vietnamese companies. The company is currently working with the Vietnamese government to produce a comprehensive directory of business to business (B2B) and business to consumer (B2C) companies throughout Vietnam.

DOTVN. WorldTradeShow.com is working closely with Dot.VN to market and distribute these domains on its business web portal. The revenue from the partnership agreement is anticipated to allow the Company to start receiving proceeds during early 2005.

We are currently working with DotVN and Business.com.VN to cross-market through their respective databases.

COMPETITION

WorldTradeShow.com expects competition regarding reservations for Hotels online from companies like Expedia and Travelocity to name a few. The business plan of WorldTradeShow.com has online tradeshows, travel/tourism and meeting/conventions; which the Company believes there is currently not any competition.

RESEARCH AND DEVELOPMENT

WorldTradeShow.com has not directly engaged in research and development activities, but has retained Hi-Tek, an affiliated party, to perform this function. Hi-Tek has developed and deployed WorldTradeShow.com's promotional web site with FLASH animation technology. Other research and development include the design and development of reservation software technology. WorldTradeShow.com will retain the proprietary rights to the web site content and related technology.

PATENTS, LICENSES, TRADEMARKS, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENTS OR LABOR CONTRACTS

WorldTradeShow.com has no trademarks, patents, franchises, or concessions.

 Memorandum of Understanding with Business.com.vn, a Vietnamese Company.

In May 2003, the Company announced signing a Memorandum of Understanding with Business.com.vn, a Vietnamese Company.

Business.com.vn and WorldTradeShow.com are developing an exclusive e-commerce global business platform to promote, market and sell products and services of qualified Vietnamese companies. The company is currently working with the Vietnamese government to produce a comprehensive directory of business to business (B2B) and business to consumer (B2C) companies throughout Vietnam. Currently, Business.com.vn has over 3,000 companies in its database with the potential of expanding to over 30,000 companies within Vietnam’s 61 provinces.

In February 2004, the Company entered into a marketing license agreement with Business.com.vn. Business.com.vn is the owner of a website that promotes the online sale of hotel and tour packages on behalf of participating hotels and tour operators.

The term of the marketing license agreement is for two years and requires the Company to pay a licensing fee of $150,000 and $300,000 for the years ending December 31, 2004 and 2005, respectively. The license fees for 2004 and 2005 are payable by August 10, 2004 and February 10, 2005, respectively. The Company has negotiated to defer the first license fee payment until February 10, 2005. In exchange for the license fee, the Company will earn a royalty equal to fifty (50%) percent of gross sales, as defined in the agreement.

Dr. Lee Johnson will be going to Vietnam in early January 2005 to meet with Business.com.vn on behalf of the Company to commence dialogue with Business.com.vn regarding extending the term of the agreement, compensation, future alliances and affiliates.

VNAT and VITA, VIETNAM National Association of Tourism and Vietnam Travel Association back Hotels.com.vn Vietnam’s official Hotel Website. In Vietnam, there are over 3,000 hotels and 400 tour companies to be promoted worldwide via the internet to generate online sales throughout the Country of Vietnam.

Currently, Hotels.com.vn has approximately 80 percent of all three to five star hotels in Vietnam. By the end of the first quarter of 2005, they are expected to have up to 85 to 90 percent of such hotels. Company management believes this significant because all hotels are signed up under three year contracts. During the second quarter of 2005, Hotels.com.vn will be working on contracting with 2 star hotels with approximately 1,500 throughout Vietnam. WorldTradeShow.com will commence marketing Hotels.com.vn during the second quarter of 2005.

Management believes the marketing license agreement has enormous potential value by having an exclusive marketing agreement with Hotels.com.vn, and due to Vietnam having the third fastest growing travel / tourism market in the world.

Partnership with DotVN

In May 2003, the Company announced a partnership with Dot.vn the official Vietnamese Registration Company.

We are working closely with Dot.vn to market and distribute these domains on its business web portal. The revenue from the partnership agreement is anticipated to allow the Company to start receiving proceeds in early 2005.

DotVn is supplying all its re-sellers new software in the first quarter of 2005 to help capture revenue a lot easier. This software will allow any user to apply right on the re-seller’s website and we can easily keep track of all e-commerce transactions as well. We are currently working with DotVN and Business.com.VN to cross-market through their respective databases

Agreement to Market MASXIMA Discount Card

In November 2003, the Company signed an agreement to market Mexican MASXIMA Discount Card. The signing of this Memorandum of Understanding allows the Company to promote and market the MASXIMA Discount Card, in Baja California, Mexico on its WorldTradeshow.com web portal.

MASXIMA Card is the most recognized retail discount card serving over 8 million Mexican consumers throughout Baja California and interior Mexico. The Discount Card offers customers savings from over 500 participating businesses, ranging from hotels, restaurants, rent-a-car agencies, department stores, gift stores and numerous other retailers serving majority of the Mexican travel/tourism market.

We plan to cross-market the MASXIMA Card between the Countries of Mexico and Vietnam. The WTS Discount Card will be launched in late 2005 offering discounts in between the Countries.

Letter of Intent with All American Casting International

In November 2003, the Company signed a Letter of Intent (“LOI”) with All America Casting International to be the exclusive marketer and distributor of its broadband Voice Over Internet Protocol telecom technology to its Vietnamese enterprise clients.

The LOI with All American Casting International is currently not proceeding. All American has not fulfilled its obligation as set forth in any of the points on the LOI. We are not pursuing any other agreements regarding Voice Telecommunications over the Internet at this time.

EMPLOYEES AND EMPLOYMENT AGREEMENTS

At present, the Company has no employees, other than our officers and directors, who devote their time as required to our operations. In June 2000, the Company signed three consulting agreements with three different members of the Board of Director’s. These agreements entitle each individual to a base salary ranging from $7,500 to $15,000 per month expired on January 30, 2001. Similar consulting agreements were extended for two of the individuals on an annual basis at terms similar to the original agreement through July 1, 2005. The other individual extended his agreement at terms similar to the original agreement through June 30, 2001. Each of the three individuals agreed not to withdraw a consulting fee until sufficient funding is secured. As of October 31, 2004 and April 30, 2004, the Company has unpaid consulting fees of approximately $1,822,300 and $1,692,200, respectively. One of the unpaid consulting fees bears interest at 12 percent. As of October 31, 2004 and April 30, 2004, accrued interest on these unpaid fees was approximately $76,400 and $61,700, respectively.

GOING CONCERN

The Company has experienced recurring losses, has a working capital deficiency of $1,493,600 and an accumulated deficit of $4,189,386 as of October 31, 2004. These factors, among others raise substantial doubt as to its ability to continue as a going concern. Management’s plans in regard to these matters are discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ITEM 2. MANGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

SUMMARY OF SELECTED FINANCIAL INFORMATION

The summary financial data should be read in conjunction with the financial statements (and accompanying notes) of the Company and the “Management Discussion and Analysis of Financial Condition and Results of Operations’ included elsewhere in the registration statement.

	For the six month period ended October 31, 2004	For the fiscal year ended April 30, 2004	For the six month period ended October 31, 2003	For the fiscal year ended April 30, 2003	Period from September 15, 1995 (date of inception) to October 31, 2004

Revenue	$ -	$ -	$ -	$ -	$112,261
Cost of sales	-	-	-	-	158,143
General & administrative expenses 470,044		753,529	362,777	518,017	4,017,665
Interest expense 40,303		52,258	21,008	26,942	125,840
Net loss	(510,347)	(805,787)	(383,785)	(544,959)	(4,189,386)

Weighted average common shares outstanding:
Basic	37,566,368	37,537,540	14,620,873	14,620,873	37,566,368
Diluted	38,566,368	38,437,840	15,520,873	15,970,873	38,566,368

Loss per share
Basic	$ (0.014)	$ (0.021)	$(0.026)	$ (0.034)	$ (0.112)
Diluted	$ (0.013)	$ (0.021)	$(0.024)	$ (0.034)	$ (0.109)

Current assets	$ 525	$ 297	$ 699	$ 5,175	$ 525
Total assets	989,970	989,964	540,589	547,813	989,970
Current liabilities	1,494,125	1,280,424	540,278	385,461	1,494,125
Total liabilities	3,316,427	2,972,625	2,101,248	1,722,162	3,316,427
Shareholders' deficit	(2,326,457)	(1,982,661)	(1,560,659)	(1,174,349)	(2,326,457)

GENERAL

The Company's operating results have fluctuated in the past and may in the future fluctuate significantly, depending upon a variety of factors, including the timely deployment and expansion of new network, the incurrence of related capital costs, variability and length of the sales cycle associated with the Company's product and service offerings, the receipt of new value-added network services and consumer services subscriptions and the introduction of new services by the Company and its competitors.

Additional factors that may contribute to variability of operating results include but are not limited to: the pricing and mix of services offered by the Company; customer retention rate; market acceptance of new and enhanced versions of the Company's services; changes in pricing policies by the Company's competitors; the Company's ability to obtain sufficient supplies of sole or limited-source components; user demand for services; the ability to manage potential growth and expansion; the ability to identify, acquire and integrate successfully suitable acquisition candidates; and charges related to acquisitions. In response to competitive pressures, the Company may take certain pricing or marketing actions that could have a material adverse affect on the Company's business. Currently, the Company operates in multiple segments. In the event that the Company's operating results in any future period fall below the expectations of securities analysts and investors, the trading price of the Company's common stock would likely decline.

PLAN OF OPERATION

We have a development strategy for the implementation of Phase I of the plan, but it will require $1,000,000 to complete. We have historically financed our operations through working capital provided by loans from management, shareholders and debt from its major vendor and majority shareholder, Hi-Tek. Our ability to continue our operations is currently dependent on financing from external sources. There can be no assurances that additional capital will be available on terms favorable to us or at all, or that we will be able to generate sufficient cash flow in order to sustain operations. To the extent that additional capital is raised through the sale of additional equity or debt securities, the issuance of such securities could result in additional dilution to our stockholders. In the event that we experience the need for additional capital, and are not able to generate capital from financing sources or from future operations, management may be required to modify, suspend or discontinue our operations and business plan.

The funds to complete Phase I, are projected by management to be used as follows and include the online and offline marketing programs, the web portal Hotels.com.VN utilizing the Reservation software and finishing online tradeshow software and open more offices in the Country of Vietnam. The Company plans on obtaining the necessary joint ventures, licenses, alliances and affiliates to market the web portal. The Company also plans on hiring more people in the Country of Vietnam to complete the agreements that are in place.

Currently, there has no scheduled payment to Business.com.vn and WTS has an extension for payment from August 10, 2004 to February 10, 2005. The Company is currently negotiating with Business.com.vn to extend the contract and required payments for two more years.

RESULTS OF OPERATIONS

SIX MONTH PERIOD ENDED OCTOBER 31, 2004 COMPARED TO THE CORRESPONDING PERIOD IN 2003.

We received many contracts after October 2003. These contracts and agreements will require hiring more staff and opening new offices in Vietnam and Mexico to help penetrate the respective Countries. Working with Hi-Tek, we managed to sign up many more Hotels in Vietnam, build more websites, and start to build an infrastructure to capture future revenue. The result of this work will give WTS the beginning of revenue in the first quarter of the year 2005.

There were no revenues during the six-month periods ended October 31, 2004 and 2003.

For the six-month period ended October 31, 2004, operating expenses were $470,044 as compared to $362,777 for the same period in 2003. The increase in operating expenses of $107,267 results primarily from increases in the following items:

Consulting fees                                       $ 71,100
Marketing and promotion expense                            $ 13,935
Professional fees                                                                                                              $ 5,500
Other administrative expenses                 $ 19,232

FISCAL YEAR ENDED APRIL 30, 2004 COMPARED TO THE CORRESPONDING PERIOD IN 2003.

There were no revenues during the fiscal years ended April 30, 2004 and 2003.

During the fiscal year ended April 30, 2004, operating expenses were $753,529 as compared to $518,017 for the same period in 2003. The increase in operating expenses of $235,512 results primarily from increases in the following items:

Consulting fees                    $126,200
Office rent                                               $23,454
Marketing and promotion expense           $13,670
Other administrative expenses                  $57,908

The Company anticipates revenue will begin in early 2005. The Company intends to continue to find ways to expand the business, including acquisitions and/or alliances. Company management believes that revenues and earnings will increase as the Company grows. Additionally, management anticipates that the Company will incur losses in the future if they are not able to expand its business and the marketing of its internet technology through acquisitions.

ASSETS AND LIABILITIES

Intangibles and long-lived assets

Chaiisai Tora, Inc.

In March 1999, the Company acquired the business plan, customer database, and software related to the trade show business. In consideration given for these intangibles, the Company issued 25,000 shares of its’ common stock valued at $2.00 per share, or $50,000. As of May 1, 2002, the asset has been fully amortized.

Dudesmart.com

On June 23, 2000, the Company accepted a proposal to exchange 1,200,000 shares of common stock for 100% of the outstanding common stock of Dudesmart.com, Inc., from a related party. At the time of the transaction, the shares were valued at $.22 per share (estimated value $264,000). Dudesmart.com will be the entertainment division for the Company specializing in the entertainment and gaming industry. The Company anticipates that the Dudesmart.com will be fully operational in the fall of 2005.

Hi-Tek Multimedia License Agreement

On April 24, 2003, the Company announced acquiring an Internet Reservations Software License Agreement, in exchange for issuing 27,500,000 common shares (estimated value $275,000) to Hi-Tek Multimedia, a related party. Hi-Tek, a leading International e-commerce software development enterprise, will be providing its proprietary software, HI-TEK Res, to generate revenue for the Company from business and consumer travelers seeking to reserve hotels at their selected destinations worldwide while visiting or attending tradeshows and conferences. The Company anticipates that they will be utilizing the internet reservation software during the spring of 2005. Once fully operational the Company anticipates amortizing this intangible asset over the term of the license agreement.

Business.com.vn Marketing License Agreement

In February 2004, the Company entered into a marketing license agreement with Business.com.vn. Business.com.vn is the owner of a website that promotes the online sale of hotel and tour packages on behalf of participating hotels and tour operators.

The term of the marketing license agreement is for two years and requires the Company to pay a licensing fee of $150,000 and $300,000 for the years ending December 31, 2004 and 2005, respectively. The license fees for 2004 and 2005 are payable by August 10, 2004 and February 10, 2005, respectively. In exchange for the rights licensed, the Company will earn a royalty equal to fifty (50%) percent of gross sales, as defined in the agreement.

The Company has negotiated an extension for payment from August 10, 2004 to February 10, 2005

Mr. Lee Johnson is going to Vietnam in early January to meet with Business.com.vn on WTS behalf. We have already started a dialogue with Business.com.vn. Mr. Johnson will be discussing an updated agreement, compensation, future alliances and affiliates. So far the dialogue is very favorable.

Management believes this is a significant agreement for the Company and is an excellent opportunity to grow revenue very quickly. Hotels.com.vn Vietnam’s official Hotel Website is backed by VNAT & VITA, Vietnam National Association of Tourism and Vietnam Travel Association, respectively. In Vietnam, there are over 3,000 popular hotels and 400 tour companies to be promoted worldwide via the Internet to generate online sales throughout the Country of Vietnam.

An example of the strong valuation in Internet Travel/Hospitality marketing companies was evidence in July 2004, when IAC/InterActiveCorp - (NASDAQ:IACI) invested $60 million USD for a 30% interest in Elong, Inc. a privately held online travel portal based in Beijing. Elong markets online sales for 2,600 hotels in more than 220 cities and trades on the NASDAQ: LONG.

Currently, Hotels.com.VN has approximately 80% of all three to five star hotels in the Country of Vietnam. By the end of the first quarter of 2005 they are expected to have up to 85-90% of such hotels. This is significant because all Hotels are signed up under three year contracts. During the second quarter of 2005, Hotels.com.Vn will be targeting 2 star hotels with approximately 1,500 throughout Vietnam. WorldTradeShow.com will start marketing Hotels.com.vn after the first quarter towards the beginning of the second quarter of 2005.

WorldTradeShow.com, Inc. has enormous potential value by having an exclusive marketing agreement with Hotels.com.VN and taking in consideration of Vietnam’s as being the third fastest growing travel/tourism market in the world. The Vietnam Technology Information Center estimates that the Vietnam travel/tourism and virtual tradeshow online sales may reach upwards of $30 million USD in the next few years.

LIQUIDITY AND CAPITAL RESOURCES

As of April 30, 2004, the Company had cash of $297, current liabilities of $1,280,424 and liabilities to shareholders of $1,692,201. We anticipate that current operations will continue to be funded by shareholder loans or debt from its vendor and majority shareholder, Hi-Tek, until revenue from operations can sustain the cash flow requirements of the Company. We cannot predict when such operations will be attained.

CASH FLOWS FROM FINANCING

To date, the Company has satisfied its cash requirements primarily through related party debt and equity financings. The Company's principal uses of cash are to fund working capital requirements. The Company hopes that it will generate positive cash flow from operations within the next twelve-month period. There can be no assurances that the Company will be successful in securing additional financing, and if secured, it will be sufficient to satisfy working capital needs.

LONG-TERM FINANCING

The Company believes that its anticipated funds from operations will be insufficient to fund its working capital and other requirements through October 31, 2005. Therefore, the Company will be required to seek additional funds either through debt or equity financing to finance its long-term operations ("Additional Funds"). Should the Company fail to raise the additional funds; the Company will have insufficient funds for the Company's intended operations for the next twelve months that may have a material adverse effect on the Company's long-term results of operations.

CAPITAL EXPENDITURES

As previously discussed in the Plan of Operations, the Company intends to raise one million dollars which it plans to utilize over the next twelve months, to further develop and market Hotels.com.Vn and finish its online tradeshow software.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS RELATED TO AN INVESTMENT IN WORLDTRADESHOW.COM, INC. STOCK

Some of the statements in this report or incorporated by reference are forward-looking, including, without limitation, the statements under the caption "Management's Discussion and Analysis or Plan of Operation". Forward-looking statements include those that contain words like "may," "will," "could," "should," "project," "believe," "anticipate," "expect," "plan," "estimate," "forecast," "potential," "intend," "maintain," "continue” and variations of these words or comparable words. In addition, all of the non-historical information herein is forward-looking, including any statement or implication about a future time, result or other circumstance. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties. Actual results may differ substantially from the results that the forward-looking statements suggest for various reasons. These forward-looking statements are made only as of the date of this report. We do not undertake to update or revise the forward-looking statements, whether as a result of new Information, future events or otherwise.

The forward-looking statements included herein are based on, among other items, assumptions that we will be able to meet our operating cash and any debt service requirements, that we will be able to successfully resolve disputes and other business matters as anticipated, that competitive and technological conditions within the travel and tourism industries will not affect us materially or adversely, that we will retain key personnel, that our forecasts will reasonably anticipate market demand for our products, and that there will be no significant unanticipated cost increases or other material adverse change in our operations or business. Among the factors that could cause actual results to differ materially are the following:

•	the impact of competitive products and their pricing;

•	potential effects of inflation;

•	lack of earnings visibility;

•	dependence upon certain customers or markets;

•	dependence upon suppliers;

•	unforeseen manufacturing problems;

•	difficulties in integrating any acquired businesses and realizing cost savings or productivity gains;

•	dependence on key personnel;

•	difficulties regarding hiring and retaining qualified personnel in a competitive labor market; and

•	risks of doing business in international markets.

Other factors that could cause results to vary materially from current expectations are referred to elsewhere in this report.

Assumptions regarding the foregoing involve judgments that are difficult to make and future circumstances that are difficult to predict correctly. Forecasting and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause us to alter our internal forecasts, and which may in turn affect expectations or future results. We do not undertake to announce publicly the changes that may occur in our expectations. Readers are cautioned against giving undue weight to any of the forward-looking statements. The inclusion of forward-looking information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. We are setting out some of the more specific risk factors below in full for the convenience of the readers:

The market price of our stock has fluctuated pursuant to the acquisition and our preparations for developing and marketing our products, and can be affected by economic and political uncertainties. Declines in the market price of our stock could adversely affect our ability to retain personnel with higher-priced stock incentives, to acquire businesses or assets in exchange for stock and/or to conduct future financing activities with the sale of stock.

ITEM 3. DESCRIPTION OF PROPERTY

We maintain our headquarters at 3665 Ruffin Road, Suite 225, San Diego, California 92123. We rent these offices, comprising approximately 1,100 square feet, on a month-to-month basis from a related party. Additionally, the Company rents sales offices in Mexico and Vietnam on a month-to-month basis from a related party. Rent expense for the six-month period ended October 31, 2004 and for the fiscal year ended April 30, 2004 was approximately $20,000 and $45,000, respectively.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the date of this Registration Statement regarding certain Ownership of our Company's outstanding Common Stock by all officers and directors individually, all officers and directors as a group, and all beneficial owners of more than five percent of the common stock.

Name and Address	Shares Owned Beneficially (1)	Percent of Class

Sheldon Silverman	1,652,965	4.38%
425 Stratford Ct. #14
Del Mar, CA 92014

Dr. Lee Johnson
7151 Cowles Mountain Blvd.	27,500,000	72.93%
San Diego, CA 92119

John Spinelli	45,369	.12%
5626 Las Virgenes Rd. #26
Calabasas, CA 91302

Officer/Director as a Group	29,198,334	77.43%

(1)	A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of the registration statement upon the exercise of options or warrants. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person and which are exercisable within 60 days of the date of this registration statement have been exercised. Unless otherwise indicated, the company believes that all persons named in the table have voting and investment power with respect to all shares of common stock beneficially owned by them.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTORS AND CONTROL PERSONS

Executive Officers and Directors

Name	Age	Position
Sheldon Silverman	43	Chief Executive Officer
Lee Johnson * 1	46	President and Chief Technical Officer
John Spinelli *2	42	Director International Sales and Marketing

*1 Resigned in August 2004
*2 Appointed September 2004

The officers and directors of the Company will devote only such time, as they deem appropriate in the business affairs of our Company. It is, however, expected that the officers will devote the time deemed necessary to perform their duties for the business of our Company. The amount devoted by each director is discussed below.

The directors of the Company are elected to hold office until the next annual meeting of shareholders and until their respective successors have been elected and qualified.

Biographies of Our Executive Officers and Directors

Sheldon Silverman: Mr. Silverman is the inventor of the football sport remote and TV terminator universal remote controls and holds USA and Canadian patents.

In April 1996, Mr. Silverman served as President and Chief Executive Officer of Interactive Processing Inc., a publicly traded company on the OTC-Bulletin Board.

He has developed great corporate relationships with Sony, Anheuser-Busch, Coca-Cola, Walmart, Home Shopping Network and many others. Mr. Silverman has been interviewed on CNBC, Florida Money Show and many radio shows and international magazines.

In March 1999, he founded WorldTradeShow.com, a highly interactive web portal designed to produce and promote virtual trade shows online. He assisted the Company by designing the business and marketing plan, along with seeking seed capital to produce the web portal and its database. Mr. Silverman also has experience working with the investment banking community, broker dealers and is experienced with public markets. During 2003 through 2004, WorldTradeShow.com has received several large contracts and works closely with Hi-Tek.com and the Vietnamese government as well as, Mexican Tourism to promote both countries tourism through the internet.

Dr. Lee Johnson: Dr. Johnson is a graduate of the University of Saigon, Vietnam, with graduate degrees in Mathematics and Computer Science. In 1992, Dr. Johnson co-founded Hi-Tek, Inc., a multimedia software development and internet marketing company. He has considerable expertise in website design, network security, encrypted e-commerce transactions and web-enabled data management software. Dr. Johnson worked with IBM as a Software Design Engineer for about 3 years. He has also taught classes in multimedia design and development. Dr. Johnson is currently working with the Vietnamese government and has positioned Hi-Tek as the country’s global marketing agent.

John Spinelli: Mr. Spinelli is a 19-year professional with worldwide sales and marketing experience. He has directed and managed the sales teams for both national and international companies such as Mattel Toys and other consumer product organizations. His key focus of his career and success has been in the pioneering of products and services worldwide.

ITEM 6. EXECUTIVE COMPENSATION

The following table sets forth certain summary information regarding compensation paid by the Company for services rendered during the fiscal year ended April 30, 2004 to the Company’s Chief Executive Officer, Secretary and Director during such period.

	Annual Compensation				Long Term Compensation Awards
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options/SAR (#)	LTIP Payouts ($)	All Other Compensation ($)
Sheldon Silverman President/CEO	2004 2003 2002	180,000 180,000 180,000				150,000 150,000 150,000
Lee Johnson Chief Technical Officer*2	2004 2003 2002	180,000 180,000 180,000				a) 150,000 150,000 150,000
Tom Johnson President *1	2002	30,000				150,000
John Spinelli Director *3	2004 2003 2002	0 0 0				0 0 0

*1 Resigned in June 2001
*2 Resigned in August 2004
*3 Appointed in September 2004

Employment contracts

In June 2000, the Company signed three consulting agreements with three different members of the Board of Directors. These agreements entitle each individual to a base salary ranging from $7,500 to $15,000 per month and expired on January 30, 2001. Similar consulting agreements were extended for two of the individuals on an annual basis at terms similar to the original agreement through July 1, 2005. The other individual extended his agreement at terms similar to the original agreement through June 30, 2001. Each of the three individuals agreed not to withdraw a consulting fee until sufficient funding is secured. At that time, each individual has the option, in his sole discretion, to withdraw cash or to apply the amount owned to him by the Company to the strike price of options held by each of these executive officers.

As of October 31, 2004 and April 30, 2004, approximately $1,822,300 and $1,692,200, respectively, in unpaid consulting fees were included in amounts due to shareholders in the balance sheet. One of the unpaid consulting fees bear interest at 12 percent. As of October 31, 2004 and April 30, 2004, accrued interest on these unpaid fees was approximately $76,400 and $61,700, respectively.

(1)    Long Term Incentive Plans (Options)

There are no long- term incentive plans currently in effect. However, the Board of Directors has granted the directors and officers of the Company stock options. To the date of this filing these options have not been exercised.

STOCK OPTIONS

On June 30, 2000, the Company issued 1,350,000 options to certain officers. The options have an exercise price of $0.10 per share, vest over a three-year period, beginning June 1, 2000 and expire one year after becoming exercisable. As of April 30, 2003, no options had yet been exercised. These options were subsequently cancelled and new options issued. As the June 2000 consulting agreements provided for the options to be exercised at below the Company’s market price on the date of grant, the Company recorded consulting fees relating to these options of $140,630.

The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model for the fiscal year ended April 30, 2001; dividend yield of 0%; expected volatility of 250%; risk-free interest rate of 6.5%; and expected life of 3 years.

On June 30, 2003, the Company issued 900,000 options to certain officers. The options have an exercise price of $0.30 per share (estimated market price at date of grant), vest over a three-year period, beginning June 30, 2003 and expire one year after becoming exercisable. As of the date of this report, no options had yet been exercised.

In September 2004, the Company issued 100,000 options to a consultant. The options have an exercise price of $0.50 per share, vest over a one-year period, beginning in September 2004 and expire one year after becoming exercisable. As of the date of this report, no options had yet been exercised. As the September 2004 consulting agreement provided for the options to be exercised at below the Company’s market price on the date of grant, the Company recorded consulting fees relating to these options of $39,300.

The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model for the six-month period ended October 31, 2004; dividend yield of 0%; expected volatility of 250%; risk-free interest rate of 5.5%; and expected life of 1 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

COMPENSATION OF DIRECTORS

Directors receive no remuneration for their services as directors at this time.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Company Officers

Mr. Sheldon Silverman resigned as the Company’s president and became Chief Executive Officer on June 23, 2000. Mr. Silverman was again appointed President during July 2001.

Mr. Thomas Johnson became president of the Company on June 23, 2000 and a member of the board of directors on July 6, 2000. On June 30, 2001, Mr. Thomas Johnson resigned as President.

Dr. Lee Johnson became Chief Technical Officer of the Company on June 23, 2000 and a member of the board of directors on July 6, 2000. On August 31, 2004, Dr. Lee Johnson, CTO resigned as a director and joined the board of advisors.

Mr. Thomas Johnson and Dr. Lee Johnson, both former officers and members of the board of directors, are brothers.

On September 1, 2004, John Spinelli was appointed to the Board of Directors, as well as, became Director of International Sales & Marketing.

Acquisition of Dudesmart.com, Inc.

On June 23, 2000, the Company accepted a proposal to exchange 1,200,000 shares of common stock for 100% of the outstanding shares common stock of Dudesmart.com, Inc. In September 2000, the exchange was completed and Mr. Thomas Johnson and Dr. Lee Johnson, the sole shareholders of Dudesmart.com, Inc. each received 600,000 shares of the Company’s common stock. At the time of the transaction, the shares were valued at $.22 per share (total value $264,000). The acquisition was accounted for as intellectual property on the balance sheet.

Dudesmart.com will be the entertainment division for the Company specializing in the entertainment and gaming industry. The Company anticipates that the Dudesmart.com will be fully operational in the fall of 2005. Dudesmart.com members will receive discounts on entertainment, travel, and events and from large chain stores plus additional discounts through our alliances, affiliates and current contracts. The acquisition was accounted for as an intangible asset on the balance sheet.

License Agreement with Hi-Tek Multimedia, Inc.

On April 24, 2003, the Company announced acquiring an Internet Reservations Software License Agreement, in exchange for issuing 27,500,000 common shares to Hi-Tek Multimedia (Hi-Tek). Mr. Thomas Johnson and Dr. Lee Johnson are the sole shareholders of Hi-Tek. Hi-Tek, a strategic business partner and a leading International e-commerce software development enterprise, will be providing its proprietary software, HI-TEK Res, to generate revenue for the Company from business and consumer travelers seeking to reserve hotels at their selected destinations worldwide while visiting or attending tradeshows and conferences. The license agreement was accounted for as intangible asset on the balance sheet.

Professional Services Agreement with Hi-Tek Multimedia, Inc.

WorldTradeShow.com retained Hi-Tek to design, program, produce and implement the following:

•	Corporate and promotional web sites.
•	Initial module of the WorldTradeShow.com reservation engine.
•	Preliminary offline and online marketing plan, including designing and producing all supporting marketing and promotional materials (CD-ROM, media kit, web slide presentation and corporate literature).
•	Consult with the management of the company on an as needed basis.

As of October 31, 2004 and April 30, 2004, the Company owed Hi-Tek approximately $667,300 and $452,300, respectively, for unpaid fees. The agreement is renewable on an annual basis. In addition, Hi-Tek charges the Company interest at a rate of 10 percent on unpaid fees. During the six-month period ended October 31, 2004, Hi-Tek forgave approximately $48,500 in interest due on unpaid invoices. The transaction was accounted for as an addition to paid in capital and a reduction in accrued interest due to related parties.

Other Affiliated Entities

Mr. Sheldon Silverman owns shares personally and through a company under his control. From time to time, this company and Mr. Silverman have received Worldtradeshow.com, Inc. common shares in exchange for debt. During the six-month period ended October 31, 2004 and the fiscal years ended April 30, 2004 and 2003, Mr. Silverman did not receive any common shares in exchange for debt.

Another company controlled by Mr. Silverman’s parents owns shares and there remains an outstanding payable to that company for consulting services. From time to time, this company has received Worldtradeshow.com, Inc. common shares in exchange for debt. During the six-month period ended October 31, 2004 and the fiscal years ended April 30, 2004 and 2003, Mr. Silverman’s parents did not receive any common shares for consulting services.

Consulting Agreements

Dr. Lee Johnson, Mr. Thomas Johnson and Mr. Sheldon Silverman entered into three separate consulting agreements with the Company on January 1, 2001 through June 30, 2003 for which the Company has accrued unpaid consulting fees. Similar consulting agreements were extended for two of the individuals on an annual basis at terms similar to the original agreement through July 2005.

The above consultants also received stock option agreements during June 2000 and June 2003. The Company has recorded $140,630 of consulting fees relating to these options as of June 2000.

The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model for the period ended April 30, 2001; dividend yield of 0%; expected volatility of 250%; risk-free interest rate of 6.5%; and expected life of 3 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Unpaid Consulting Fees / Advances from Related Parties

As of October 31, 2004 and April 30, 2004, the Company has unpaid shareholder advances of $1,642,300 and $1,512,200, respectively. Outstanding advances are non-interest bearing and are not repayable until May 1, 2005.

As of October 31, 2004 and April 30, 2004, the Company had also received advances of $180,000 from a former officer and Board member. These advances bear interest at rates of 12 percent. As of October 31, 2004 and April 30, 2004, the Company owed approximately $76,400 and $61,700, respectively, in accrued interest on these advances, which are included in accrued interest due to related parties.

ITEM 8. DESCRIPTION OF SECURITIES

GENERAL

As of the date of this Registration Statement, the authorized capital stock of the Company consists of 100,000,000 shares of common stock, $0.0001 par value, of which 37,710,506 shares are outstanding. The following description of the securities of the Company and certain provisions of the Company’s Articles of Incorporation and By-Laws is a summary and is qualified in its entirety by the provisions of the Articles of Incorporation and By-Laws as currently in effect.

Common Stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders, including the election of directors. Accordingly, holders of a majority of shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election if they chose to do so. The Articles of Incorporation do not provide for cumulative voting for the election of directors. Holders of Common Stock will be entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore, and will be entitled to receive, pro rata, all assets of the Company available for distribution to such holders upon liquidation. Holders of Common Stock have no preemptive, subscription or redemption rights. All outstanding shares of Common Stock are, and the shares offered hereby, upon issuance, will be, fully paid and non assessable.

Preferred Stock

There are 5,000,000 shares of preferred stock, $0.001 par value authorized. None are issued or outstanding at this time. The rights associated with the preferred stock are still to be determined by the Board of Directors of the Company. There are no present plans by the Company’s Board of Directors to issue preferred stock or to address the rights assigned to such shares.

DIVIDENDS

As of the date of this registration statement, we had not paid any cash dividends to shareholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and our financial position, general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, into the business.

STOCK TRANSFER AGENT

The Company’s transfer agent is First American Stock Transfer located at 706 East Bell Road, Suite 202, Phoenix, Arizona 85022.

PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock trades on the pink sheet market under the symbol "WTSW." We were initially cleared for trading on the OTC:BB on March 1996. From March, 1996 to March 15, 1999, we traded under the symbol "IAPI". On March 16, 1999, our symbol changed to "WTSW" to indicate that we had a Company name change and new symbol.

The following table sets forth the range of high and low closing bid quotations of our common stock for each fiscal quarter during the last two fiscal years:

	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.

	High Low	High Low	High Low	High Low
2004	$1.08-0.35	2.50-0.80	0.81-0.70	1.25-0.60
2003	$0.015-0.015	1.05-0.015	0.39-0.035	0.55-0.35

The above quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not necessarily represent actual transactions.

As of April 30, 2004, there were approximately 178 shareholders of record (that are not in street name) of WTSW’s common stock.

ITEM 2.     LEGAL PROCEEDINGS

To the best of management’s knowledge, there are no material legal proceedings filed or threatened against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The independent accountant for the Company is Wong Johnson & Associates, A Professional Corporation. This firm was engaged on or about September 2003.

ITEM 4.     RECENT SALE OF UNREGISTERED SECURITIES

On March 27, 2000, the Company completed a twenty-for-one (20:1) common stock split to all shareholders of record on March 23, 2000. The par value of common stock has been reduced to $0.0001 to reflect this stock split. The effect of the stock split has been recognized retroactively in the shareholders’ equity accounts on the balance sheets as of April 30, 2000, and in all shares and per share data in the accompanying financial statements.

In July 2000, the Company issued 1,200,000 shares of its $0.0001 par value common stock for the purchase from a related party of Dudesmart.com, an internet web portal for men.

In August 2000, the Company issued 80,000 shares of its $0.0001 par value common stock to an investor at $0.25 per share, or $20,000.

In February 2003, the Company issued 27,500,000 shares of its $0.0001 par value common stock to enter into an Internet Reservations Software License Agreement with Hi-Tek Multimedia, Inc., a related party.

In September 2004, the Company issued approximately 173,000 shares of its $0.0001 par value common stock for repayment of approximately $79,000 in outstanding debt, which includes $3,450 of accrued interest.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company shall indemnify to the fullest extent not prohibited by law any person who has or is a party or is threatened to be made a party to any proceeding (as hereinafter defined) against all expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such proceeding.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore unenforceable.

FINANCIAL STATEMENTS

Following are audited financial statements for April 30, 2004 and 2003 and the interim unaudited financial statements for the three and six-month periods ended October 31, 2004 and 2003.

Financial Statements of

WORLDTRADESHOW.COM, INC.

April 30, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
WorldTradeShow.com, Inc.
San Diego, California

We have audited the accompanying balance sheets of WorldTradeShow.com, Inc. as of April 30, 2004 and 2003, and the related statements of operations, of shareholders’ equity (deficit) and of cash flows for each of the two years in the period ended April 30, 2004, and for the period from September 15, 1995 (date of inception) to April 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WorldTradeShow.com, Inc. as of April 30, 2004 and 2003, and the results of its operations and its cash flows for each of the two years in the period ended April 30, 2004, and the period from September 15, 1995 (date of inception) to April 30, 2004, in conformity with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has not yet commenced operations. This factor raises substantive doubt as to the Company’s ability to obtain long-term debt or equity financing. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

WONG JOHNSON & ASSOCIATES
A Professional Corporation
Temecula, California
December 9, 2004

WORLDTRADESHOW.COM, INC.
(A Development Stage Company)
Balance Sheet
April 30

	2004	2003
ASSETS
Current assets
Cash	$ 297	$ 5,175
Total current assets	297	5,175

Equipment, net	667	1,112
Intangibles, net of accumulated amortization of $55,600
in 2004 and 2003, respectively	989,000	541,526
Total assets	$ 989,964	$ 547,813

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities
Accounts payable	$ 91,485	$ 92,218
Accrued interest due to a related parties	85,537	37,177
Amount due to related party	452,257	108,600
Accrued liabilities	573,454	105,154
Demand notes payable	77,691	42,312
Total current liabilities	1,280,424	385,461

Due to shareholders	1,692,201	1,336,701
Total liabilities	2,972,625	1,722,162

Shareholders' deficit
Preferred Stock, $0.001 par value
Authorized: 5,000,000 shares, no shares issued	-	-
Common Stock, $0.0001 par value
Authorized: 100,000,000 shares
Issued and outstanding, 37,537,540 shares in 2004 and 2003	3,753	3,753
Additional paid-in capital	1,693,744	1,696,270
Foreign currency translation	(1,119)	(1,119)
Deficit accumulated during the development stage	(3,679,039)	(2,873,253)
Total shareholders' deficit	(1,982,661)	(1,174,349)
Total liabilities and shareholders' deficit	$ 989,964	$ 547,813
The accompanying notes are an integral part of these financial statements

WORLDTRADESHOW.COM, INC.
(A Development Stage Company)
Statements of Operations

			Cumulative
			from inception
	Fiscal Years Ended April 30,		(September 15, 1995)
	2004	2003	to April 30, 2004
Revenue	$ -	$ -	$ 112,261
Cost of Sales			158,143
Operating loss		-	(45,882)
General and administrative expenses:
Consulting fees	546,200	420,000	2,281,706
Depreciation and amortization	445	828	65,020
Marketing and promotion	14,275	664	339,640
Office and rent	45,000	21,546	230,059
Professional fees	22,225	18,000	209,568
Other administrative expenses	125,384	56,979	421,628
Total general and administrative expenses	753,529	518,017	3,547,621
Interest expense	52,258	26,942	85,536
Net loss	$ (805,787)	$ (544,959)	$ (3,679,039)

Loss per common share:
Basic	$ (0.022)	$ (0.034)	$ (0.112)
Diluted	$ (0.021)	$ (0.034)	$ (0.109)
Weighted average shares outstanding:
Basic	37,537,540	14,620,873
Diluted	38,437,840	15,970,873
Other comprehensive income (loss)
Foreign currency translation			(1,119)
Comprehensive loss	$ (805,787)	$ (544,959)	$ (3,680,158)

The accompanying notes are an integral part of these financial statements

WORLDTRADESHOW.COM, INC.
(A Development Stage Company)
Statements of Shareholders' Equity (Deficit)
April 30

					Deficit
	Common Stock		Additional	Foreign	Accumulated	Total
	Number		Paid In	Currency	during the	Shareholders'
	of Shares	Amount	Capital	Translation	Development Stage	Equity (Deficit)
Inception, September 15, 1995	-	$ -	$ -	$ -	$ -	$ -
Common stock issued for:
Cash, October 1	31,240	31	156,169			156,200
Cash, December 5	6,950	7	69,493			69,500
Acquisition of license rights, April 17	56,000	56	5,544			5,600
Share issue costs			(45,000)			(45,000)
Comprehensive loss, April 30, 1996					(173,617)	(173,617)
Balance, April 30, 1996	94,190	94	186,206	-	(173,617)	12,683
Common stock issued for:
Cash, August 28	6,071	6	169,994			170,000
Cash, January 31	6,938	7	138,743			138,750
Comprehensive loss, April 30, 1997					(436,130)	(436,130)
Balance, April 30, 1997	107,199	107	494,943	-	(609,747)	(114,697)
Comprehensive loss, April 30, 1998					(187,315)	(187,315)
Balance, April 30, 1998	107,199	107	494,943	-	(797,062)	(302,012)
Common stock issued for:
Debt settlement, January 29	35,000	35	34,965			35,000
Cash, March 30	13,750	14	27,486			27,500
Obligation to issue stock, March 30	47,975	48	95,902			95,950
Debt settlement, April 6	37,700	38	75,362			75,400
Acquisition of intellectual property, April 6	25,000	25	49,975			50,000
Comprehensive loss, April 30,1999				(553)	(138,713)	(139,266)
Balance, April 30, 1999	266,624	267	778,633	(553)	(935,775)	(157,428)
Common stock issued for:
Cash, February 11	22,894	23	59,977			60,000
Debt settlement, February 14	119,899	120	113,783			113,903
Cash, February 23	21,505	21	19,979			20,000
Cash, March 16	6,955	7	24,993			25,000
Forward split 20:1, March 27	8,319,663	437	(437)			-
Comprehensive loss, April 30, 2000				(566)	(296,598)	(297,164)
Balance, April 30, 2000	8,757,540	875	996,928	(1,119)	(1,232,373)	(235,689)
Common stock issued for:
Acquisition of Dudesmart.com, May 11	1,200,000	120	263,940			264,060
Cash, August 23	80,000	8	19,996			20,004
Stock options issued			140,630			140,630
Comprehensive loss, April 30, 2001					(680,009)	(680,009)
Balance, April 30, 2001	10,037,540	1,003	1,421,494	(1,119)	(1,912,382)	(491,004)
Comprehensive loss, April 30, 2002					(415,912)	(415,912)
Balance, April 30, 2002	10,037,540	1,003	1,421,494	(1,119)	(2,328,294)	(906,916)
Common stock issued for:
License fee Hi-Tek Multimedia, February 25	27,500,000	2,750	272,250			275,000
Comprehensive loss, April 30, 2003					(544,959)	(544,959)
Balance, April 30, 2003	37,537,540	3,753	1,693,744	(1,119)	(2,873,253)	(1,176,875)
Comprehensive loss, April 30, 2004					(805,787)	(805,787)
Balance, April 30, 2004	37,537,540	$ 3,753	$1,693,744	$ (1,119)	$ (3,679,039)	$ (1,982,661)

	The accompanying notes are an integral part of these financial statements

WORLDTRADESHOW.COM, INC.
(A Development Stage Company)
Statements of Cash Flows

			Cumulative
			from inception
	Fiscal Years Ended April 30,		(September 15, 1995)
Cash flows from operating activities:	2004	2003	to April 30, 2004
Net loss	$ (805,787)	$ (544,959)	$ (3,679,039)
Adjustments to reconcile net loss to net cash
(used) provided by operating activities:
Depreciation and amortization	445	828	65,020
Foreign currency translation	-	-	(1,119)
Stock options issued	-	-	140,630
Changes in operating assets and liabilities:
Increase (decrease) in accounts payable	(733)	1,990	91,485
Increase (decrease) in accrued liabilities	410,317	169,276	661,311
Net cash used by operating activities	(395,758)	(372,865)	(2,721,712)
Cash flows from investing activities:
Purchase of equipment	-	-	(10,087)
Acquisition of intellectual property (in-kind)	-		50,000
Net cash (used) provided by operating activities	-	-	39,913
Cash flows from financing activities:
Common stock issued for cash	-	-	686,950
Share issuance costs	-	-	(45,000)
Settlement of debt and intellectual property (in-kind)	-	-	174,304
Settlement of obligation to issue capital stock	-	-	95,950
Proceeds from demand notes payable	35,379	19,212	77,691
Due to related parties	355,500	357,903	1,692,201
Net cash provided by financing activities	390,879	377,115	2,682,096
Net increase (decrease) in cash	(4,879)	4,250	297
Cash, beginning of the period	5,175	925	-
Cash, end of the period	$ 297	$ 5,175	$ 297
Non-cash investing and financing activities:

Debt issued for marketing license agreement	$ 450,000	$ -	$ 450,000
Stock options Issued	-	-	140,630
Common stock issued for license fee - HiTek Multimedia	-	275,000	275,000
Common stock issued for acquisition of Dudesmart.com	-	-	264,000
Common stock issued in exchange for intellectual property	-	-	55,600
Common stock issued in exchange for debt	-	-	320,254
Supplemental cash flow disclosure:
Interest paid	$ -	$ -	$ -
Taxes paid	$ -	$ -	$ -

the accompanying notes are an integral part of these financial statements

WorldTradeShow.com, Inc.
(A Developmental Stage Company)
Notes to Financial Statements
April 30, 2004

1.	Organization

WorldTradeShow.com, Inc. (the “Company”) was originally formed on September 15, 1995 as Interactive Processing, Inc., a Nevada corporation, to market high-tech consumer electronics through television home-shopping networks, retail stores, catalog companies and their website remotecontrols.com. In March 1999, the Company changed its name to WorldTradeShow.com, Inc. During the same month, the Company acquired intellectual property rights to a database and business plan and significantly changed its business plan to develop tradeshow software and market both physical and virtual tradeshow space through the Company’s website. The Company has not yet commenced operations and therefore, is considered to be in the development stage.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company has experienced recurring losses, has an accumulated deficit of $3,679,039, has negative working capital and has not yet commenced operations. These factors, among others, raise substantial doubt as to its ability to obtain long-term debt or equity financing in order to have the necessary resources to further design, develop and launch the website and market the Company’s new service and existing products. The Company’s management believes that if the Company is not successful in obtaining equity financing, the business plan will be seriously inhibited.

Accordingly, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classifications or liabilities or other adjustments that might be necessary should the Company be unable to continue as a going concern.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards (“SFAS”) No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments when it is practicable to estimate that value. The carrying amounts of the Company’s financial instruments as of April 30, 2004 approximate their respective fair values because of the relatively short periods to maturity of these instruments. Such instruments consist of cash, accounts payable and certain accrued expenses. The fair value of related party accrued liabilities is not determinable.

Equipment

Equipment is carried at cost. Depreciation is computed using a declining balance method over the estimated useful lives of the depreciable property, which range from 3 to 5 years. Management evaluates useful lives regularly in order to determine recoverability taking into consideration current technological conditions. Maintenance and repairs are charged to expense as incurred; additions and betterments are capitalized. Upon retirement or disposal of any item of equipment, the cost and related accumulated depreciation of the disposed assets is removed, and any resulting gain or loss is credited or charged to operations.

Long-lived Assets

The Company records impairments to its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the asset’s carrying value unlikely. In that case, if the sum of the expected future cash flows were less than the carrying amount of the asset, an impairment loss would be recognized for the difference between the carrying amount of the asset and its fair value.

Income Taxes

The Company utilizes SFAS No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the tax basis of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Issuance of Stock for Services

SFAS No. 123, Accounting for Stock-Based Compensation, encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to continue to account for employee stock-based compensation using the intrinsic method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, as permitted by SFAS No. 123; accordingly, compensation expense for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

For stock options issued to non-employees, the issuance of stock options is accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Compensation expense is recognized in the financial statements for stock options granted to non-employees in the period in which the consideration is obtained from the non-employee.

Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, requires the Company to report and display certain information related to comprehensive income. Comprehensive income consists of net income; unrealized gains on available-for-sale securities; minimum pension liability adjustments; change in market value of futures contracts that qualify as a hedge; and negative equity adjustments recognized in accordance with SFAS No. 87. The Company evaluated SFAS No. 130 and determined that the Company’s foreign currency translation adjustment was the only comprehensive income adjustment as of April 30, 2004.

Foreign Exchange Transaction and Translation

The assets and liabilities maintained in other than United States dollars are translated into United States dollars at current exchange rates, and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments are reflected as a separate component of shareholders’ equity (deficit). During the fiscal years ended April 30, 2004 and 2003, there were no foreign operations.

Basic and Diluted Net Loss Per Share

Net loss per share is calculated in accordance with SFAS No. 128, Earnings Per Share, for the periods presented. Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby we used to purchase common stock at the average market price during the period.

The Company has potentially dilutive securities in the form of outstanding stock options issued to three members of the Board of Directors.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. Actual results could differ from those estimates.

Significant estimates made by management are, among others, realizability of long-lived assets, deferred taxes and stock option valuation. Management reviews its estimates on a quarterly basis and, where necessary, makes adjustments prospectively.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires the use of the purchase method of accounting and prohibits the use of the pooling of interests method of accounting for business combinations initiated after June 30, 2001. SFAS No. 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS No. 141 applies to all business combinations initiated after June 30, 2001, and for purchase business combinations completed on or after July 1, 2001. Upon adoption of SFAS No. 142, it also requires that the Company reclassify, if necessary, the carrying amounts of intangible assets and goodwill, based on the criteria in SFAS No. 141. SFAS No. 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment, at least annually. In addition, SFAS No. 142 requires that the Company identify reporting units for the purpose of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. The effect of adoption of these statements did not expected to be material.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, in that it removes goodwill from its impairment scope and allows for different approaches in cash flow estimation. However, SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for (a) recognition and measurement of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of. SFAS No. 144 also supersedes the business segment concept in Accounting Principles Board Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, in that it permits presentation of a component of an entity, whether classified as held for sale or disposed of, as a discontinued operation. However, SFAS No. 144 retains the requirement of Accounting Principals Board Opinion No. 30 to report discontinued operations separately from continuing operations. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001 with earlier application encouraged. Implementation of SFAS No. 144 did not have a material effect on the Company’s results of operations or financial position.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends SFAS No. 133 for certain decisions made by the FASB Derivatives Implementation Group.  In particular, SFAS No. 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying instrument to conform it to language used in FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and (4) amends certain other existing pronouncements.  This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In addition, most provisions of SFAS No. 149 are to be applied prospectively.  The adoption of SFAS No. 149 did not have a material impact on the Company’s financial position, cash flows or results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”). SFAS 150 changes the accounting for certain financial instruments that under previous guidance issuers could account for as equity. It requires that those instruments be classified as liabilities in balance sheets. The guidance in SFAS 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective on July 1, 2003. The adoption of SFAS 150 did not have a material impact on the Company’s financial position, cash flows or results of operations.

2.	Capital Structure

Common Stock

The Company has authorized 100,000,000 shares of $0.0001 par value common stock. As of April 30, 2004 and 2003, 37,537,540 shares were issued and outstanding. Holders of common stock are entitled to one vote for each share held on all matters submitted to a shareholder vote, including the election of directors. Accordingly, holders of a majority of shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election, if they chose to do so. The Articles of Incorporation do not provide for cumulative voting for the election of directors. Holders of common stock will be entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors our of funds legally available therefore, and will be entitled to receive, pro rata, all assets of the Company available for distribution to such holders upon liquidation. Holders of common stock have no preemptive, subscription or redemption rights. All outstanding shares of common stock are, and the shares offered hereby, upon issuance, will be fully paid and nonassessable.

During March 2000, the Company completed a twenty-for-one (20:1) common stock split to all shareholders of record on March 23, 2000. The par value of common stock has been reduced to $0.0001 to reflect this stock split.

At various times, the Company issued an aggregate of 196,303 common shares to various investors for cash pursuant to various subscription agreements for an approximate total value of $687,000.

At various times, the Company issued an aggregate of 240,574 to various debt holders with an approximate total value of $320,300.

During July 2000, the Company issued 1,200,000 shares of its $0.0001 par value common stock for the purchase from a related party of Dudesmart.com (Notes 4 and 6).

In February 2003, the Company issued 27,500,000 shares of its $0.0001 par value common stock to enter into an Internet Reservations Software License Agreement with Hi-Tek Multimedia, Inc., a related party (Notes 4 and 6).

During September 2004, the Company issued approximately 173,000 shares of its $0.0001 par value common stock for repayment of approximately $79,000 in outstanding debt as of April 30, 2004, including approximately $3,500 of accrued interest (Note 10).

Preferred Stock

There are 5,000,000 shares of preferred stock, $0.001 par authorized. As of April 30, 2004 and 2003, no classes of preferred stock were issued or outstanding. The rights associated with the preferred stock are still to be determined by the Board of Directors. There are no present plans by the Company’s Board of Directors to issue preferred stock or to address the rights assigned to such shares.

3.	Equipment

Equipment at April 30, 2004 and 2003 consisted of the following:

	2004	2003
Computer equipment	$ 10,087	$ 10,087
Accumulated depreciation	(9,420)	(8,975)
Equipment, net	$ 667	$ 1,112

4.	Intangibles and long-lived assets

Chaiisai Tora, Inc.

In March 1999, the Company acquired the business plan, customer database, and software related to the trade show business. In consideration given for these intangibles, the Company issued 25,000 shares of its’ common stock valued at $2.00 per share, or $50,000. As of May 1, 2002, the asset has been fully amortized.

Dudesmart.com

On June 23, 2000, the Company accepted a proposal to exchange 1,200,000 shares of common stock for 100% of the outstanding common stock of Dudesmart.com, Inc., from a related party (Note 6). At the time of the transaction, the shares were valued at $.22 per share (estimated value $264,000). The Company anticipates that the Dudesmart.com will be fully operational in the fall of 2005. The acquisition was accounted for as an intangible asset on the balance sheet (Note 6).

Hi-Tek Multimedia License Agreement

On April 24, 2003, the Company announced acquiring an Internet Reservations Software License Agreement, in exchange for issuing 27,500,000 common shares (estimated value $275,000) to Hi-Tek Multimedia, a related party (Note 6). The Company anticipates that it will be utilizing the Hi-Tek internet reservations software during the spring of 2005. Once fully operational the Company anticipates amortizing this asset over the term of the license agreement. The license agreement was accounted for as an intangible asset on the balance sheet (Notes 2 and 6).

Business.com.vn Marketing License Agreement

In February 2004, the Company entered into a marketing license agreement with Business.com.vn. Business.com.vn is the owner of a website that promotes the online sale of hotel and tour packages on behalf of participating hotels and tour operators.

The term of the marketing license agreement is for two years and requires the Company to pay a licensing fee of $150,000 and $300,000 for the years ending December 31, 2004 and 2005, respectively. The license fees for 2004 and 2005 are payable by August 10, 2004 and February 10, 2005, respectively. The Company has negotiated to defer the first license fee payment until February 10, 2005. In exchange for the license fee, the Company will earn a royalty equal to fifty (50%) percent of gross sales, as defined in the agreement. As of April 30, 2004, $450,000 in unpaid license fees is included in accrued liabilities in the balance sheet. The Company anticipates that it will be utilizing the Hi-Tek internet reservations software during the spring of 2005. Once fully operational the Company anticipates amortizing this asset over the term of the license agreement.

Company management continually reviews its intangible assets for impairment and believes that carrying value of the assets is recoverable.

VNAT and VITA, VIETNAM National Association of Tourism and Vietnam Travel Association back Hotels.com.vn Vietnam’s official Hotel Website. In Vietnam, there are over 3,000 hotels and 400 tour companies to be promoted worldwide via the internet to generate online sales throughout the Country of Vietnam.

Currently, Hotels.com.vn has approximately 80 percent of all three to five star hotels in Vietnam. By the end of the first quarter of 2005, they are expected to have up to 85 to 90 percent of such hotels. Company management believes this significant because all contracts with hotels are for a three-year term. During the second quarter of 2005, Hotels.com.vn will be working on contracting with 2 star hotels with approximately 1,500 throughout Vietnam. WorldTradeShow.com will commence marketing Hotels.com.vn during the second quarter of 2005.

5.	Provision for income taxes

The components of the provision for income taxes for the fiscal years ended April 30, 2004 and 2003 are as follows:

 2004         2003

Current Tax Expense U.S. Federal $ - $ - State and Local 800 800 Total Current 800 800 Deferred Tax Expense U.S. Federal - - State and Local - - Total Deferred - - Total Tax Provision $ 800 $ 800

The reconciliation of the effective income tax rate to the Federal statutory rate for the fiscal years ended April 30, 2004 and 2003 is as follows:

2004 2003 Federal Income Tax Rate (34.0)% (34.0)% Effect of Valuation Allowance 34.0% 34.0% Effective Income Tax Rate 0.0% 0.0%

As of April 30, 2004, the Company has federal net operating loss carry forwards of $3,679,039 that can be utilized to reduce future taxable income. The net operating loss carry forward will expire at various dates beginning 2011 through 2016 if not utilized. Utilization of the net operating loss and tax credit carry forward may be subject to substantial annual limitations due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss and tax credit carry forwards before utilization. The Company has provided a full valuation allowance on the deferred tax asset because of uncertainty regarding realizability.

As of April 30, 2004 and 2003, the current tax liability is $1,600 and $800, respectively, and is included in accrued liabilities.

6.	Related Party Transactions

Company Officers

Mr. Sheldon Silverman resigned as the Company’s president and became Chief Executive Officer on June 23, 2000. Mr. Silverman was again appointed Chief Executive Officer in July 2001.

Mr. Thomas Johnson became president of the Company on June 23, 2000 and a member of the board of directors on July 6, 2000. On June 30, 2001, Mr. Thomas Johnson resigned as President.

Dr. Lee Johnson became Chief Technical Officer of the Company on June 23, 2000 and a member of the board of directors on July 6, 2000. On August 31, 2004, Dr. Lee Johnson resigned as a director and joined the Board of Advisors.

Mr. Thomas Johnson and Dr. Lee Johnson, both formerofficers and members of the board of directors, are brothers.

During September 2004, John Spinelli was appointed to the Board of Directors, as well as, Director of International Sales & Marketing.

Acquisition of Dudesmart.com, Inc.

On June 23, 2000, the Company accepted a proposal to exchange 1,200,000 shares of its common stock for 100% of the outstanding shares common stock of Dudesmart.com, Inc. In September 2000, the exchange was completed and Mr. Thomas Johnson and Dr. Lee Johnson, the sole shareholders of Dudesmart.com, Inc. each received 600,000 shares of the Company’s common stock. At the time of the transaction, the shares were valued at $.22 per share (total value $264,000).

Dudesmart.com will be the entertainment division for the Company specializing in the entertainment and gaming industry. Dudesmart.com members will receive discounts on entertainment, travel, and events and from large chain stores plus additional discounts through our alliances, affiliates and current contracts.

License Agreement with Hi-Tek Multimedia, Inc.

On April 24, 2003, the Company announced acquiring an Internet Reservations Software License Agreement, in exchange for issuing 27,500,000 common shares to Hi-Tek Multimedia (Hi-Tek). Mr. Thomas Johnson and Mr. Lee Johnson are the sole shareholders of Hi-Tek. Hi-Tek, a strategic business partner and a leading International e-commerce software development enterprise, will be providing its proprietary software, HI-TEK Res, to generate revenue for the Company from business and consumer travelers seeking to reserve hotels at their selected destinations worldwide while visiting or attending tradeshows and conferences.

Professional Services Agreement with Hi-Tek Multimedia, Inc.

WorldTradeShow.com retained Hi-Tek to design, program, produce and implement the following:

•	Corporate and promotional web sites.
•	Initial module of the WorldTradeShow.com reservation engine.
•	Preliminary offline and online marketing plan, including designing and producing all supporting marketing and promotional materials (CD-ROM, media kit, web slide presentation and corporate literature).
•	Consult with the management of the company on an as needed basis.

As of April 30, 2004 and 2003, the Company owed Hi-Tek approximately $452,300 and $108,600, respectively, for unpaid consulting fees, which were included in amount due to related party on the balance sheet. Additionally, Hi-Tek charges interest at a rate of 10 percent on unpaid fees. As of April 30, 2004 and 2003, accrued interest on these unpaid fees was approximately $23,800 and $1,400, respectively, which were included in accrued interest due to related parties. The agreement is renewable on an annual basis.

Other Affiliated Entities

Mr. Sheldon Silverman owns shares personally and through a company under his control. From time to time, this company and Mr. Silverman have received Worldtradeshow.com, Inc. common shares in exchange for debt. During the fiscal years ended April 30, 2004 and 2003, Mr. Silverman did not receive any common shares in exchange for debt.

Another company controlled by Mr. Silverman’s parents owns shares and there remains an outstanding payable to that company for consulting services. From time to time, this company has received Worldtradeshow.com, Inc. common shares in exchange for debt. During the fiscal years ended April 30, 2004 and 2003, Mr. Silverman’s parents did not receive any common shares for consulting services.

Consulting Agreements

Dr. Lee Johnson, Mr. Thomas Johnson and Mr. Sheldon Silverman entered into three separate consulting agreements with the Company on January 1, 2001 through June 30, 2003 for which the Company has accrued unpaid consulting fees. Similar consulting agreements were extended for two of the individuals on an annual basis at terms similar to the original agreement through July 2005.

The above consultant agreements also contained 1,350,000 and 900,000 stock options, respectively. As the June 2000 consulting agreement provided for the options to be purchased at below the Company’s market price on the date of grant, the Company has recorded consulting fees relating to these options of $140,630 (Note 8).

Unpaid Consulting Fees / Advances from Related Parties

As of April 30, 2004 and 2003, the Company has unpaid consulting fees to officers / directors of approximately $1,512,200 and $1,156,700, respectively. Outstanding fees are non-interest bearing and are not repayable until May 1, 2005.

As the April 30, 2004 and 2003, the Company also has received advances of $180,000 from a former officer and Board member. These advances bear interest at a rate of 12 percent. As of April 30, 2004 and 2003, accrued interest on these advances was approximately $61,700 and $35,800, respectively, which are included in accrued interest due to related parties. These advances are not repayable until May 1, 2005.

      Office Leases

The Company leases its office space in San Diego, California; Mexico and Vietnam on a month-to-month basis from a related party. Rent expense under these agreements for the fiscal years ended April 30, 2004 and 2003 was $45,000 and $21,300, respectively.

7.	Marketing and Distribution Agreements

Partnership with DotVN

In May 2003, the Company announced a partnership with Dot.vn the official Vietnamese Registration Company.

The Company is working closely with Dot.vn to market and distribute these domains on its business web portal. The revenue from the partnership agreement is anticipated to allow the Company to start receiving operating funds during early 2005.

     Agreement to Market MASXIMA Discount Card

In November 2003, the Company signed an agreement to market Mexican MASXIMA Discount Card. The signing of this Memorandum of Understanding allows the Company to promote and market the MASXIMA Discount Card, in Baja California, Mexico on its WorldTradeshow.com web portal.

MASXIMA Card is the most recognized retail discount card serving over 8 million Mexican consumers throughout Baja California and interior Mexico. The Discount Card offers customers savings from over 500 participating businesses, ranging from hotels, restaurants, rent-a-car agencies, department stores, gift stores and numerous other retailers serving majority of the Mexican travel/tourism market.

 Letter of Intent with All American Casting International

In November 2003, the Company signed a Letter of Intent (“LOI”) with All America Casting International (“All American”) to be the exclusive marketer and distributor of its broadband Voice Over Internet Protocol telecom technology to its Vietnamese enterprise clients. The LOI with All American is not currently proceeding. All American has not fulfilled its obligation as set forth in any of the points on the LOI. We are not pursuing any other agreements regarding Voice Telecommunications over the Internet.

8.	Stock Options

On June 30, 2000, the Company issued 1,350,000 options to certain officers. The options have an exercise price of $0.10 per share, vest over a three-year period, beginning July 1, 2000 and expire one year after becoming exercisable. As of April 30, 2003, no options had yet been exercised. As the consulting agreements provided for the options to be exercised at below the Company’s market price on the date of grant, the Company recorded additional consulting fees relating to estimated value of these options of $140,630. These options were subsequently cancelled and new options issued.

The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model for the fiscal year ended April 30, 2001; dividend yield of 0%; expected volatility of 250%; risk-free interest rate of 6.5%; and expected life of 3 years.

On June 30, 2003, the Company issued 900,000 options to certain officers. The options have an exercise price of $0.30 per share (estimated market price at date of grant), vest over a three-year period, beginning June 30, 2003 and expire one year after becoming exercisable. As of the date of this report, no options had yet been exercised.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

9.	Contingencies

In the opinion of management, there are no matters requiring recognition or disclosure as a loss contingency in accordance with Statement of Financial Standards No. 5, Accounting for Contingencies.

10.	Subsequent Events

In September 2004, the Company issued approximately 173,000 shares of its $0.0001 par value common stock for repayment of approximately $79,000 in outstanding debt, which includes approximately $3,500 of accrued interest.

In September 2004, the Company issued 100,000 options to a consultant. The options have an exercise price of $0.50 per share, vest over a one-year period, beginning in September 2004 and expire one year after becoming exercisable. As of the date of this report, no options had yet been exercised. As the consulting agreement provided for the options to be purchased at below the Company’s market price on the date of grant, the Company recorded consulting fees relating to these options of $39,300 during the second quarter of fiscal 2005.

In October 2004, Hi-Tek forgave the interest due on previously unpaid invoices. The accrued interest is approximately $23,800 as of April 30, 2004.

Financial Statements of

WORLDTRADESHOW.COM, INC.

October 31, 2004

Index To Financial Statements	Page

Balance Sheet as of October 31, 2004 (unaudited) and April 30, 2004 (audited)	F-2

Statement of Operations for the three-month periods ended October 31, 2004
(unaudited) and October 31, 2003 (unaudited)	F-3

Statement of Operations for the six-month periods ended October 31, 2004
(unaudited) and October 31, 2003 (unaudited)	F-4

Statement of Cash Flows for the six-month periods ended October 31, 2004
(unaudited) and October 31, 2003 (unaudited)	F-5

Notes to Financial Statements (unaudited)	F-6

WORLDTRADESHOW.COM, INC.
(A Development Stage Company)
Balance Sheet

October 31,(Unaudited) and April 30, (Audited)	2004	2004

ASSETS
Current assets
Cash	$ 525	$ 297
Total current assets	525	297

Equipment, net	445	667
Intangibles, net of accumulated amortization of $55,600
at October 31, 2004 and April 30, 2004	989,000	989,000
Total assets	$ 989,970	$ 989,964

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities
Accounts payable	$ 91,485	$ 91,485
Accrued interest due to related parties	76,439	85,537
Amount due to related party	667,257	452,257
Accrued liabilities	584,454	573,454
Demand notes payable	74,490	77,691
Total current liabilities	1,494,125	1,280,424

Due to shareholders	1,822,302	1,692,201
Total liabilities	3,316,427	2,972,625

Shareholders' deficit
Preferred Stock, $0.001 par value
Authorized: 5,000,000 shares, no shares issued	-	-
Common Stock, $0.0001 par value
Authorized: 100,000,000 shares
Issued and outstanding, 37,710,506 and 37,537,540 at
October 31, 2004 and April 30, 2004, respectively	3,770	3,753
Additional paid-in capital	1,860,277	1,693,744
Foreign currency translation	(1,119)	(1,119)
Deficit accumulated during the development stage	(4,189,386)	(3,679,039)
Total shareholders' deficit	(2,326,457)	(1,982,661)
Total liabilities and shareholders' deficit	$ 989,970	$ 989,964

The accompanying notes are an integral part of these financial statements

WORLDTRADESHOW.COM, INC.
(A Development Stage Company)
Statements of Operations

	Period from		Cumulative
	August 1, 2004	August 1, 2003	from inception
	To	To	(September 15, 1995)
	October 31, 2004	October 31, 2003	to October 31, 2004
	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	$ -	$ -	$ 112,261
Cost of Sales			158,143
Operating loss		-	(45,882)
General and administrative expenses:
Consulting fees	204,800	136,200	2,624,006
Depreciation and amortization	111	111	65,242
Marketing and promotion	15,600	3,980	360,540
Office and rent	12,500	11,250	250,059
Professional fees	5,000	-	219,568
Other administrative expenses	30,629	30,758	498,250
Total general and administrative expenses	268,640	182,299	4,017,665
Interest expense	21,275	11,861	125,840
Net loss	$ (289,915)	$ (194,160)	$ (4,189,386)

Loss per common share:
Basic	$ (0.008)	$ (0.013)	$ (0.112)
Diluted	$ (0.008)	$ (0.012)	$ (0.109)
Weighted average shares outstanding:
Basic	37,566,368	14,620,873
Diluted	38,566,368	15,970,873
Other comprehensive income (loss)
Foreign currency translation			(1,119)
Comprehensive loss	$ (289,915)	$ (194,160)	$ (4,190,505)

The accompanying notes are an integral part of these financial statements

WORLDTRADESHOW.COM, INC.
(A Development Stage Company)
Statements of Operations

	Period from		Cumulative
	May 1, 2004	May 1, 2003	from inception
	To	To	(September 15, 1995)
	October 31, 2004	October 31, 2003	to October 31, 2004
	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	$ -	$ -	$ 112,261
Cost of Sales			158,143
Operating loss		-	(45,882)
General and administrative expenses:
Consulting fees	342,300	271,200	2,624,006
Depreciation and amortization	222	222	65,242
Marketing and promotion	20,900	6,965	360,540
Office and rent	20,000	22,500	250,059
Professional fees	10,000	4,500	219,568
Other administrative expenses	76,622	57,390	498,250
Total general and administrative expenses	470,044	362,777	4,017,665
Interest expense	40,303	21,008	125,840
Net loss	$ (510,347)	$ (383,785)	$ (4,189,386)

Loss per common share:
Basic	$ (0.014)	$ (0.026)	$ (0.112)
Diluted	$ (0.013)	$ (0.024)	$ (0.109)
Weighted average shares outstanding:
Basic	37,566,368	14,620,873
Diluted	38,566,368	15,970,873
Other comprehensive income (loss)
Foreign currency translation			(1,119)
Comprehensive loss	$ (510,347)	$ (383,785)	$ (4,190,505)

The accompanying notes are an integral part of these financial statements

WORLDTRADESHOW.COM, INC.
(A Development Stage Company)
Statements of Cash Flows

	Period from		Cumulative
	May 1, 2004	May 1, 2003	from inception
	To	To	(September 15, 1995)
	October 31, 2004	October 31, 2003	to October 31, 2004
	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net loss	$ (510,347)	$ (383,785)	$ (4,189,386)
Adjustments to reconcile net loss to net cash
(used) provided by operating activities:
Depreciation and amortization	222	222	65,242
Foreign currency translation	-	-	(1,119)
Valuation of stock options	39,300		179,930
Forgiveness of debt to a related party	48,491		48,491
Changes in operating assets and liabilities:
Increase (decrease) in accounts payable	-	41	91,485
Increase (decrease) in accrued liabilities	216,902	172,900	878,213
Net cash used by operating activities	(205,432)	(210,622)	(2,927,144)
Cash flows from investing activities:
Purchase of equipment	-	-	(10,087)
Acquisition of intellectual property (in-kind)	-		50,000
Net cash provided by operating activities	-	-	39,913
Cash flows from financing activities:
Common stock issued for cash	-	-	686,950
Share issuance costs	-	-	(45,000)
Settlement of debt and intellectual property (in-kind)	-	-	174,304
Settlement of obligation to issue capital stock	78,760	-	174,710
Proceeds (repayment) from demand notes payable	(3,201)	14,708	74,490
Due to related parties	130,101	188,449	1,822,302
Net cash provided by financing activities	205,660	203,157	2,887,756
Net increase (decrease) in cash	228	(7,465)	525
Cash, beginning of the period	297	5,175	-
Cash, end of the period	$ 525	$ (2,290)	$ 525
Non-cash investing and financing activities:
Debt issued for marketing license agreement	$ -	$ -	$ 450,000
Stock options issued	39,300	-	179,930
Common stock issued for license fee - HiTek Multimedia	-	-	275,000
Common stock issued for acquisition of Dudesmart.com	-	-	264,000
Common stock issued in exchange for intellectual property	-	-	55,600
Common stock issued in exchange for debt	78,759	-	399,013
Supplemental cash flow disclosure:
Interest paid	$ -	$ -	$ -
Taxes paid	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements

WorldTradeShow.com, Inc.
(A Developmental Stage Company)
Notes to Financial Statements
October 31, 2004
(Unaudited)

1.	Organization

WorldTradeShow.com, Inc. (the “Company”) was originally formed on September 15, 1995 as Interactive Processing, Inc., a Nevada corporation, to market high-tech consumer electronics through television home-shopping networks, retail stores, catalog companies and their website remotecontrols.com. In March 1999, the Company changed its name to WorldTradeShow.com, Inc. During the same month, the Company acquired intellectual property rights to a database and business plan and significantly changed its business plan to develop tradeshow software and market both physical and virtual tradeshow space through the Company’s website. The Company has not yet commenced operations and therefore, is considered to be in the development stage.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company has experienced recurring losses, has an accumulated deficit of $4,189,386 has negative working capital and has not yet commenced operations. These factors, among others, raise substantial doubt as to its ability to obtain long-term debt or equity financing in order to have the necessary resources to further design, develop and launch the website and market the Company’s new service and existing products. The Company’s management believes that if the Company is not successful in obtaining equity financing, the business plan will be seriously inhibited.

Accordingly, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classifications or liabilities or other adjustments that might be necessary should the Company be unable to continue as a going concern.

Unaudited Interim Financial Information

The accompanying interim balance sheet as of October 31, 2004 and the statements of operations and cash flows for the three and six-month periods ended October 31, 2004 and 2003, and the period September 15, 1995 (date of inception) to October 31, 2004, together with the related notes are unaudited and, in the opinion of management, include all normal recurring adjustments that the Company considers necessary. Certain information and note disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted.

The results of operations for the three and six-month periods ended October 31, 2004 are not necessarily indicative of operating results to be expected for the full year.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards (“SFAS”) No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments when it is practicable to estimate that value. The carrying amounts of the Company’s financial instruments as of October 31, 2004 approximate their respective fair values because of the relatively short periods of these instruments. Such instruments consist of cash, accounts payable and certain accrued expenses. The fair value of related party accrued liabilities is not determinable.

Equipment

Equipment is carried at cost. Depreciation is computed using a declining balance method over the estimated useful lives of the depreciable property, which range from 3 to 5 years. Management evaluates useful lives regularly in order to determine recoverability taking into consideration current technological conditions. Maintenance and repairs are charged to expense as incurred; additions and betterments are capitalized. Upon retirement or disposal of any item of equipment, the cost is and related accumulated depreciation of the disposed assets is removed, and any resulting gain or loss is credited or charged to operations.

Long-lived Assets

The Company records impairments to its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the asset’s carrying value unlikely. In that case, if the sum of the expected future cash flows were less than the carrying amount of the asset, an impairment loss would be recognized for the difference between the carrying amount of the asset and its fair value.

Income Taxes

The Company utilizes SFAS No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the tax basis of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Issuance of Stock for Services

SFAS No. 123, Accounting for Stock-Based Compensation, encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to continue to account for employee stock-based compensation using the intrinsic method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, as permitted by SFAS No. 123; accordingly, compensation expense for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

For stock options issued to non-employees, the issuance of stock options is accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Compensation expense is recognized in the financial statements for stock options granted to non-employees in the period in which the consideration is obtained from the non-employee.

Foreign Exchange Transaction and Translation

The assets and liabilities maintained in other than United States dollars are translated into United States dollars at current exchange rates, and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments are reflected as a separate component of shareholders’ equity (deficit). During the fiscal year ended April 30, 2004 and six month period ended October 31, 2004, there were no foreign operations.

Basic and Diluted Net Loss Per Share

Net loss per share is calculated in accordance with SFAS No. 128, Earnings Per Share, for the periods presented. Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby we used to purchase common stock at the average market price during the period.

The Company has potentially dilutive securities in the form of outstanding stock options issued to three directors or officers.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. Actual results could differ from those estimates.

Significant estimates made by management are, among others, realizability of long-lived assets, deferred taxes and stock option valuation. Management reviews its estimates on a quarterly basis and, where necessary, makes adjustments prospectively.

Recent Accounting Pronouncements

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, in that it removes goodwill from its impairment scope and allows for different approaches in cash flow estimation. However, SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for (a) recognition and measurement of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of. SFAS No. 144 also supersedes the business segment concept in Accounting Principles Board Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, in that it permits presentation of a component of an entity, whether classified as held for sale or disposed of, as a discontinued operation. However, SFAS No. 144 retains the requirement of Accounting Principals Board Opinion No. 30 to report discontinued operations separately from continuing operations. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001 with earlier application encouraged. Implementation of SFAS No. 144 did not have a material effect on the Company’s results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”). SFAS 150 changes the accounting for certain financial instruments that under previous guidance issuers could account for as equity. It requires that those instruments be classified as liabilities in balance sheets. The guidance in SFAS 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective on July 1, 2003.

The adoption of SFAS 150 did not have a material impact on its financial position, cash flows or results of operations.

3.	Capital Structure

During September 2004, the Company issued 172,966 shares of its $0.0001 par value common stock for repayment of $78,759 in outstanding debt, including $3,450 of accrued interest.

4.	Equipment

Equipment at October 31, 2004 and April 30, 2004 consisted of the following:

	October	April
Computer equipment	$ 10,087	$ 10,087
Accumulated depreciation	(9,642)	(9,420)
Equipment, net	$ 445	$ 667

5.	Intangibles and long-lived assets

Chaiisai Tora, Inc.

In March 1999, the Company acquired the business plan, customer database, and software related to the trade show business. In consideration given for these intangibles, the Company issued 25,000 shares of its’ common stock valued at $2.00 per share, or $50,000. As of May 1, 2002, the asset has been fully amortized.

Dudesmart.com

On June 23, 2000, the Company accepted a proposal to exchange 1,200,000 shares of common stock for 100% of the outstanding common stock of Dudesmart.com, Inc., from a related entity (Note 6). At the time of the transaction, the shares were valued at $.22 per share (estimated value $264,000). The Company anticipates that the Dudesmart.com will be fully operational in the fall of 2005.

Hi-Tek Multimedia License Agreement

On April 24, 2003, the Company announced acquiring an Internet Reservations Software License Agreement, in exchange for issuing 27,500,000 common shares (estimated value $275,000) to Hi-Tek Multimedia, a related party (Note 6). The Company anticipates that it will be utilizing the Hi-Tek internet reservations software during the spring of 2005. Once fully operational the Company anticipates amortizing this intangible asset over the license agreement.

Business.com.vn Marketing License Agreement

In February 2004, the Company entered into a marketing license agreement with Business.com.vn. Business.com.vn is the owner of a website that promotes the online sale of hotel and tour packages on behalf of participating hotels and tour operators.
The term of the marketing license agreement is for two years and requires the Company to pay a licensing fee of $150,000 and $300,000 for the years ending December 31, 2004 and 2005, respectively. The license fees for 2004 and 2005 are payable by August 10, 2004 and February 10, 2005, respectively. The Company has negotiated to defer the first license fee payment until February 10, 2005. In exchange for the rights licensed, the Company will earn a royalty equal to fifty (50%) percent of gross sales, as defined in the agreement. As of October 31, 2004 and April 30, 2004, $450,000 in unpaid license fees is included in accrued liabilities in the balance sheet. The Company anticipates that it will be utilizing the marketing agreement during the spring of 2005. Once fully operational the Company anticipates amortizing this intangible asset over the license agreement.

Company management continually reviews its intangible assets for impairment and believes that carrying value of the assets is recoverable. Management believes the Hi-Tek Multimedia License Agreement and the Business.com.vn Marketing License Agreement are an excellent opportunity to derive revenue.

VNAT and VITA, VIETNAM National Association of Tourism and Vietnam Travel Association back Hotels.com.vn Vietnam’s official Hotel Website. In Vietnam, there are over 3,000 hotels and 400 tour companies to be promoted worldwide via the internet to generate online sales throughout the Country of Vietnam.

Currently, Hotels.com.vn has approximately 80 percent of all three to five star hotels in Vietnam. By the end of the first quarter of 2005, they are expected to have up to 85 to 90 percent of such hotels. Company management believes this significant because all contracts with hotels are for a three-year term. During the second quarter of 2005, Hotels.com.vn will be working on contracting with 2 star hotels with approximately 1,500 throughout Vietnam. WorldTradeShow.com will commence marketing Hotels.com.vn during the second quarter of 2005.

6.	Related Party Transactions

Company Officers

Mr. Thomas Johnson and Dr. Lee Johnson, both former officers and members of the board of directors, are brothers.

During September 2004, John Spinelli was appointed to the Board of Directors, as well as, Director of International Sales & Marketing.

Acquisition of Dudesmart.com, Inc.

On June 23, 2000, the Company accepted a proposal to exchange 1,200,000 shares of its common stock for 100% of the outstanding shares common stock of Dudesmart.com, Inc. In September 2000, the exchange was completed and Mr. Thomas Johnson and Dr. Lee Johnson, the sole shareholders of Dudesmart.com, Inc. each received 600,000 shares of the Company’s common stock. At the time of the transaction, the shares were valued at $.22 per share (total value $264,000). The acquisition was accounting for an intangible asset on the balance sheet (Note 5).

License Agreement with Hi-Tek Multimedia, Inc.

On April 24, 2003, the Company announced acquiring an Internet Reservations Software License Agreement, in exchange for issuing 27,500,000 common shares to Hi-Tek Multimedia (Hi-Tek). Mr. Thomas Johnson and Dr. Lee Johnson are the sole shareholders of Hi-Tek. Hi-Tek, a strategic business partner and a leading International e-commerce software development enterprise, will be providing its proprietary software, HI-TEK Res, to generate revenue for the Company from business and consumer travelers seeking to reserve hotels at their selected destinations worldwide while visiting or attending tradeshows and conferences. The license agreement was accounted for an intangible asset on the balance sheet (Note 5).

      Professional Services Agreement with Hi-Tek Multimedia, Inc.

WorldTradeShow.com retained Hi-Tek to design, program, produce and implement the following:

•	Corporate and promotional web sites.
•	Initial module of the WorldTradeShow.com reservation engine.
•	Preliminary offline and online marketing plan, including designing and producing all supporting marketing and promotional materials (CD-ROM, media kit, web slide presentation and corporate literature).
•	Consult with the management of the company on an as needed basis.

As of October 31, 2004 and April 30, 2004, the Company owes Hi-Tek approximately $667,300 and $452,300, respectively, for unpaid fees. Additionally, Hi-Tek charges interest at a rate of 10 percent on unpaid invoices. During the three-month period ended October 31, 2004, Hi-Tek decided to forgive approximately $48,500 in interest due on previously unpaid invoices. The transaction was accounted for as an addition to paid in capital and a reduction in amount due to a related party.

The agreement is renewable on an annual basis.

Consulting Agreement

Mr. John Spinelli entered into a consulting agreement with the Company on September 1, 2004 through December 31, 2004, for which the Company has agreed to pay Mr. Spinelli $3,500 per month.

In connection with the September 2004 consulting agreement, the consultant also received 100,000 stock options. The options have an exercise price of $0.50 per share, vest over a one-year period, beginning in September 2004 and expire one year after becoming exercisable. As of the date of this report, no options had yet been exercised. As the agreement provided for the options to be exercised at below the Company’s market price at the date of grant, the Company recorded additional consulting fees relating to the estimated value of these options of $39,300.

The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model for the six-month period ended October 31, 2004; dividend yield of 0%; expected volatility of 250%; risk-free interest rate of 5.5%; and expected life of 1 year.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Unpaid Consulting Fees / Advances from Related Parties

As of April 30, 2004 and October 31, 2004, the Company has unpaid consulting fees to officers / directors of approximately $1,512,200 and $1,642,300 respectively. Outstanding fees are non-interest bearing and are not repayable until May 1, 2005.

As the April 30, 2004 and October 31, 2004, the Company also has received advances of $180,000 from a former officer and Board member. These advances bear interest at 12 percent and are not repayable until May 1, 2005. As of April 30, 2004 and October 31, 2004, accrued interest on these advances was approximately $61,700 and $76,400, respectively, which are included in accrued interest due to related parties.

      Office Leases
The Company leases its office space in San Diego, California; Mexico and Vietnam on a month-to-month basis from a related party. Rent expense under these agreements for the six-month periods ended October 31, 2003 and 2004 was approximately $11,300 and $20,000, respectively.

8.	Contingencies

In the opinion of management, there are no matters requiring recognition or disclosure as a loss contingency in accordance with Statement of Financial Standards No. 5, Accounting for Contingencies.

PART III

ITEM 1.    Exhibits, List and Reports in Form 8-K
(a) Exhibits

Exhibit
Number	Description

3.1	Articles of Incorporation of the Company filed September 15, 1995
3.3	Bylaws of the Company.
4.1	Form of Common Stock Certificate.
6.1	Lease for the Premises
10.01	HTM-WTSW Software License
10.02	Masxima Card MOU
10.03	WTSW-Business.com MOU
14.1	Code of Ethics for Chief Executive Officer and Senior Financial Officer
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)
(Section 302 of the Sarbanes-Oxley Act of 2002)
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)
(Section 302 of the Sarbanes-Oxley Act of 2002)
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C.ss.1350
(Section 906 of the Sarbanes-Oxley Act of 2002)
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C.ss.1350
(Section 906 of the Sarbanes-Oxley Act of 2002)

(b)    Reports on Form 8-K:

1. None

ITEM 2.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

1) Audit Fees & Audit-Related Fees

During fiscal year 2003, the Company’s principal accountant billed $13,000 in fees that were directly associated with the preparation of annual audit reports.

During fiscal year 2004, the Company’s principal accountant billed $12,500 in fees that were directly associated with the preparation of annual audit reports.

2) Tax Fees

During fiscal year 2002, there were no fees billed associated with the preparation of tax filings.
During fiscal year 2003, there were no fees billed associated with the preparation of tax filings.
During fiscal year 2004, there were no fees billed associated with the preparation of tax filings.

3) All Other Fees

During fiscal year 2002, there were no other fees billed by the Company’s principal accountant for services other than those reported for audit and audit related fees.

During fiscal year 2003, there were no other fees billed by the Company’s principal accountant for services other than those reported for audit and audit related fees.

During fiscal year 2004, there were no other fees billed by the Company’s principal accountant for services other than those reported for audit and audit related fees.

Audit committee’s pre-approval policies and procedures

Due to the fact that the Company’s only active officer and two board members, the Board of Directors acts as the audit committee at this time.

Percentage of hours expended

The amount of hours expended on the principal accountant’s engagement to audit the registrant’s financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees was less than 50%.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WorldTradeShow.Com, Inc.
By: /s/ Sheldon Silverman
              Sheldon Silverman
              Director, Chief Executive Officer,
              Chief Accounting Officer

Date: January 21, 2005

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Sheldon Silverman     Director, Chief Executive Officer     January 21, 2005